Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-235898

Relating to Prospectus Supplement, dated July 20, 2023

Province of Manitoba

U.S.$1,000,000,000 4.300% United States Dollar Debentures Series HF due July 27, 2033

Final Term Sheet

July 20, 2023

Issuer:	Province of Manitoba

Title:	4.300% United States Dollar Debentures Series HF due July 27, 2033

Existing Long-Term Issuer Ratings:	A+/Aa2 (S&P/Moody’s)*

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$1,000,000,000

Trade Date:	July 20, 2023

Settlement Date:	July 27, 2023 (T+5)

Maturity Date:	July 27, 2033

Interest Payment Dates:	January 27th and July 27th of each year, commencing on January 27th, 2024

Benchmark Treasury:	UST 3 3/8% due May 15, 2033

UST Spot (price, yield):	96-07 / 3.840%

Spread to Benchmark Treasury:	+49.58bps

Spread to SOFR Mid Swaps:	+74bps

Yield to Maturity:	4.336%

Coupon:	4.300%

Price:	99.710%

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	U.S.$5,000 and integral multiples of U.S.$1,000 in excess thereof

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	CIBC World Markets Corp. National Bank of Canada Financial Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Co-managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc. HSBC Bank plc Deutsche Bank AG, London Branch Casgrain & Company Limited Canaccord Genuity Corp

Billing and Delivering:	TD Securities (USA) LLC

CUSIP:	563469 VC6

ISIN:	US563469VC69

Prospectus and Prospectus Supplement: https://www.sec.gov/Archives/edgar/data/826926/000119312523190226/d516371d424b3.htm

Stabilization:	Reg. M/FCA

Legends:	The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling CIBC World Markets Corp., toll free, at 1-800-282-0822; National Bank of Canada Financial Inc., toll free, at 1-416-869-8635; RBC Capital Markets, LLC, toll free, at 1-866-375-6829; or TD Securities (USA) LLC, toll free, at 1-855-495-9846.

MiFID II and UK MiFIR – professionals/ECPs-only/No PRIIPS or UK PRIIPS KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS or UK PRIIPS key information document (KID) has been prepared as not available to retail in EEA or UK.

United Kingdom Legend:

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, or (iii) are outside the United Kingdom (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.